EXHIBIT 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2013

TASMAN METALS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED
NOVEMBER 30, 2013

(Unaudited - Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these condensed consolidated interim financial statements they must be accompanied by a notice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in Canadian Dollars)

	Notes	November 30, 2013 $	August 31, 2013 $
ASSETS

Current assets
Cash		4,412,395	5,601,492
Amounts receivable		25,214	13,444
GST/VAT receivables		60,065	56,240
Prepaids		115,063	69,302
Total current assets		4,612,737	5,740,478

Non-current assets
Investment	5	12,798	24,805
Property, plant and equipment	6	161,994	175,485
Exploration and evaluation assets	7	8,311,281	7,883,939
Bond deposit		31,708	31,646

Total non-current assets		8,517,781	8,115,875

TOTAL ASSETS		13,130,518	13,856,353

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		520,871	645,492

TOTAL LIABILITIES		520,871	645,492

SHAREHOLDERS’ EQUITY
Share capital		20,351,302	20,299,802
Share-based payments reserve		9,171,302	9,056,102
Deficit		(16,789,931)	(16,034,024)
Accumulated other comprehensive loss		(123,026)	(111,019)

TOTAL SHAREHOLDERS’ EQUITY		12,609,647	13,210,861

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		13,130,518	13,856,353

Event after the reporting period - Note 13

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors on January 10, 2014 and are signed on its behalf by:

/s/ Mark Saxon	/s/ Nick DeMare
Mark Saxon	Nick DeMare
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited - Expressed in Canadian Dollars)

		Three Months Ended
	Notes	November 30, 2013 $	November 30, 2012 $ (Note 3)
Expenses
Accounting and administration		34,472	32,416
Audit		51,117	33,650
Corporate development		54,261	50,983
Depreciation		13,491	15,129
General exploration		8,382	27,539
Investor relations		24,000	10,500
Legal		144,423	24,927
Management		40,500	40,500
Office		47,322	50,782
Professional		82,919	139,942
Regulatory		22,647	18,120
Rent		14,300	16,805
Salaries and benefits		69,678	81,844
Shareholder costs		1,794	3,666
Share-based compensation	8(d)	115,200	594,394
Transfer agent		2,638	2,984
Travel		39,680	58,110
		766,824	1,202,291
Loss before other items		(766,824)	(1,202,291)

Other items
Impairment of exploration and evaluation assets	7(a)	(6,599)	(10,438)
Interest income		17,799	28,208
Foreign exchange		(283)	(345)
		10,917	17,425
Net loss for the period		(755,907)	(1,184,866)

Other comprehensive loss		(12,007)	(25,974)

Comprehensive loss for the period		(767,914)	(1,210,840)

Basic and diluted loss per common share		(0.01)	(0.02)

Weighted average number of common shares outstanding		60,860,982	60,094,315

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in Canadian Dollars)

	Three Months Ended November 30, 2013
	Share Capital
	Number of Shares	Amount $	Share- Based Payments Reserve $	Deficit $	Accumulated Other Comprehensive Loss $	Total Equity $
Balance at September 1, 2013	60,850,982	20,299,802	9,056,102	(16,034,024)	(111,019)	13,210,861
Common shares issued for:
Exploration and evaluation assets	50,000	51,500	-	-	-	51,500
Share-based compensation on share options	-	-	115,200	-	-	115,200
Unrealized loss on investment	-	-	-	-	(12,007)	(12,007)
Net loss for the period	-	-	-	(755,907)	-	(755,907)
Balance at November 30, 2013	60,900,982	20,351,302	9,171,302	(16,789,931)	(123,026)	12,609,647

	Three Months Ended November 30, 2012
	Share Capital
	Number of Shares	Amount $	Share- Based Payments Reserve $	Deficit $	Accumulated Other Comprehensive Loss $	Total Equity $
Balance at September 1, 2012 (Note 3)	59,570,982	19,808,552	8,565,897	(12,552,782)	(54,962)	15,766,705
Common shares issued for:
Cash - exercise of share options	1,175,000	293,750	-	-	-	293,750
Share-based compensation on share options	-	-	594,394	-	-	594,394
Transfer on exercise of share options	-	164,500	(164,500)	-	-	-
Unrealized loss on investment	-	-	-	-	(25,974)	(25,974)
Net loss for the period	-	-	-	(1,184,866)	-	(1,184,866)
Balance at November 30, 2012 (Note 3)	60,745,982	20,266,802	8,995,791	(13,737,648)	(80,936)	15,444,009

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in Canadian Dollars)

	Three Months Ended
	November 30, 2013 $	November 30, 2012 $ (Note 3)
Operating activities
Net loss for the period	(755,907)	(1,184,866)
Adjustments for:
Depreciation	13,491	15,129
Share-based compensation	115,200	594,394
Impairment of exploration and evaluation assets	6,599	10,438
	(620,617)	(564,905)
Changes in non-cash working capital items:
Decrease (increase) in amounts receivable	(11,770)	31,180
Decrease (increase) in GST/VAT receivables	(3,825)	24,649
Increase in prepaids	(45,761)	(55,441)
Decrease in accounts payable and accrued liabilities	(160,207)	(531,898)
	(221,563)	(531,510)
Net cash used in operating activities	(842,180)	(1,096,415)

Investing activities
Additions to exploration and evaluation assets	(346,855)	(672,548)
Increase in bond deposit	(62)	-

Net cash used in by investing activities	(346,917)	(672,548)

Financing activity
Issuance of common shares	-	293,750

Net cash provided by financing activity	-	293,750

Net change in cash	(1,189,097)	(1,475,213)

Cash at beginning of period	5,601,492	9,778,040

Cash at end of period	4,412,395	8,302,827

Supplemental cash flow information - see Note 12

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2013
(Unaudited - Expressed in Canadian Dollars)

1.	Nature of Operations

Tasman Metals Ltd. (“Tasman” or the “Company”) was incorporated under the laws of the Province of British Columbia on August 27, 2007.  The Company’s common shares are listed and traded on the TSX Venture Exchange (“TSXV”) under the symbol “TSM” and on the New York Stock Exchange Market (“NYSE MKT”), under the symbol “TAS”.  The Company’s head office is located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada.

The Company is a junior resource company engaged in the acquisition and exploration of unproven mineral interests in Scandinavia.  As at November 30, 2013 the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

The Company is in the process of exploring and evaluating its mineral properties.  On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  The underlying value of the mineral properties and related deferred acquisition costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production.  The amounts shown as resource interests represent net acquisition costs to date, less amounts written off, and do not necessarily represent present or future values.

As at November 30, 2013 the Company had working capital of $4,091,866.  These condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business operations for the foreseeable future.  The Company’s ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to develop properties and to establish future profitable production.  The Company’s operations are funded from equity financings which are dependent upon many external factors and may be difficult to impossible to secure or raise when required.  Although management considers that the Company has adequate resources to maintain its core operations and planned exploration programs on its existing exploration and evaluation assets for the next twelve months, the Company recognizes that exploration expenditures may change with ongoing results and, as a result, it may be required to obtain additional financing.  While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future.

2.	Basis of Preparation

Statement of Compliance

These condensed consolidated interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”), and in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).  These condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended August 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB.  The accounting policies followed in these condensed consolidated interim financial statements are consistent with those applied in the Company’s consolidated financial statements for the year ended August 31, 2013.

Basis of Presentation

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenue and expenses.  The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2013
(Unaudited - Expressed in Canadian Dollars)

3.	Change in Accounting Policy

During fiscal 2013 the Company changed its accounting policy with respect to exploration and evaluation expenditures.  In prior years the Company’s policy was to expense mineral exploration and development costs as incurred until such time as either mineral reserves are proven or permits to operate the mineral resource property are received and financing to complete the development are obtained.  The Company has elected to change this accounting policy to now capitalize by property all costs relating to the exploration and evaluation of mineral properties classified as exploration and evaluation assets, effective with the presentation of these consolidated financial statements, on a retrospective basis.

The effects of the change in accounting policy related to the Company’s exploration and evaluation assets are as follows:

Reconciliation of Statements of Financial Position

	As at September 1, 2012
	As previously reported $	Effect of change in accounting policy $	As restated $
ASSETS

Current assets
Cash	9,778,040	-	9,778,040
Amounts receivable	44,581	-	44,581
GST/VAT receivables	158,271	-	158,271
Prepaids	69,929	-	69,929

Total current assets	10,050,821	-	10,050,821

Non-current assets
Investment	80,862	-	80,862
Property, plant and equipment	255,338	-	255,338
Exploration and evaluation assets	214,297	5,944,868	6,159,165
Bond deposit	3,496	-	3,496
Total non-current assets	553,993	5,944,868	6,498,861

TOTAL ASSETS	10,604,814	5,944,868	16,549,682

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	782,977	-	782,977

TOTAL LIABILITIES	782,977	-	782,977

SHAREHOLDERS’ EQUITY
Share capital	19,808,552	-	19,808,552
Share-based payments reserve	8,565,897	-	8,565,897
Deficit	(18,497,650)	5,944,868	(12,552,782)
Accumulated other comprehensive loss	(54,962)	-	(54,962)

TOTAL SHAREHOLDERS’ EQUITY	9,821,837	5,944,868	15,766,705

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,604,814	5,944,868	16,549,682

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2013
(Unaudited - Expressed in Canadian Dollars)

3.	Change in Accounting Policy (continued)

	As at November 30, 2012
	As previously reported $	Effect of change in accounting policy $	As restated $
ASSETS

Current assets
Cash	8,302,827	-	8,302,827
Amounts receivable	13,401	-	13,401
GST/VAT receivables	133,622	-	133,622
Prepaids	125,370	-	125,370

Total current assets	8,575,220	-	8,575,220

Non-current assets
Investment	54,888	-	54,888
Property, plant and equipment	240,209	-	240,209
Exploration and evaluation assets	212,037	6,732,985	6,945,022
Bond deposit	3,496	-	3,496
Total non-current assets	510,630	6,732,985	7,243,615

TOTAL ASSETS	9,085,850	6,732,985	15,818,835

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	374,826	-	374,826

TOTAL LIABILITIES	374,826	-	374,826

SHAREHOLDERS’ EQUITY

Share capital	20,266,802	-	20,266,802
Share-based payments reserve	8,995,791	-	8,995,791
Deficit	(20,470,633)	6,732,985	(13,737,648)
Accumulated other comprehensive loss	(80,936)	-	(80,936)

TOTAL SHAREHOLDERS’ EQUITY	8,711,024	6,732,985	15,444,009

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,085,850	6,732,985	15,818,835

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2013
(Unaudited - Expressed in Canadian Dollars)

3.	Change in Accounting Policy (continued)

Reconciliation of Statement of Comprehensive Loss

	Three Months Ended November 30, 2012
	As previously reported $	Effect of change in accounting policy $	As restated $
Mineral exploration costs	788,117	(788,117)	-

Expenses
Accounting and administration	32,416	-	32,416
Audit	33,650	-	33,650
Corporate development	50,983	-	50,983
Depreciation	15,129	-	15,129
General exploration	27,539	-	27,539
Investor relations	10,500	-	10,500
Legal	24,927	-	24,927
Management fees	40,500	-	40,500
Office	50,782	-	50,782
Professional fees	139,942	-	139,942
Regulatory fees	18,120	-	18,120
Rent	16,805	-	16,805
Salaries and benefits	81,844	-	81,844
Shareholder costs	3,666	-	3,666
Share-based compensation	594,394	-	594,394
Transfer agent	2,984	-	2,984
Travel	58,110	-	58,110
	1,202,291	-	1,202,291
Loss before other items	(1,990,408)	788,117	(1,202,291)

Other items
Impairment of exploration and evaluations assets	(10,438)	-	(10,438)
Interest income	28,208	-	28,208
Foreign exchange	(345)	-	(345)
	17,425	-	17,425
Net loss for the period	(1,972,983)	788,117	(1,184,866)

Other comprehensive loss	(25,974)	-	(25,974)

Comprehensive loss for the period	(1,998,957)	788,117	(1,210,840)

Basic and diluted loss per common share	(0.03)		(0.02)

Weighted average number of common shares outstanding	60,094,315		60,094,315

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2013
(Unaudited - Expressed in Canadian Dollars)

3.	Change in Accounting Policy (continued)

Reconciliation of Statement of Cash Flows

	Three Months Ended November 30, 2012
	As previously reported $	Effect of change in accounting policy $	As restated $
Operating activities
Net loss for the period	(1,972,983)	788,117	(1,184,866)
Adjustments for:
Depreciation	15,129	-	15,129
Share-based compensation	594,394	-	594,394
Impairment of exploration and evaluation assets	10,438	-	10,438
	(1,353,022)	788,117	(564,905)
Changes in non-cash working capital items:
Decrease in amounts receivable	31,180	-	31,180
Decrease in GST/VAT receivable	24,649	-	24,649
Increase in prepaids	(55,441)	-	(55,441)
Decrease in accounts payable and accrued liabilities	(408,151)	(123,747)	(531,898)
	(407,763)	(123,747)	(531,510)
Net cash used in operating activities	(1,760,785)	664,370	(1,096,415)

Investing activity
Additions to exploration and evaluation assets	(8,178)	(664,370)	(672,548)

Net cash used in investing activity	(8,178)	(664,370)	(672,548)

Financing activity
Issuance of common shares	293,750	-	293,750

Net cash provided by financing activity	293,750	-	293,750

Net change in cash	(1,475,213)	-	(1,475,213)

Cash at beginning of period	9,778,040	-	9,778,040

Cash at end of period	8,302,827	-	8,302,827

4.           Significant Accounting Policy

The preparation of financial data is based on accounting principles and practices consistent with those to be used in the preparation of the audited annual consolidated financial statements as at August 31, 2013.  The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2013.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2013
(Unaudited - Expressed in Canadian Dollars)

5.	Investment

	November 30, 2013
	Number of Shares	Cost $	Accumulated Compre- hensive Loss $	Carrying Value $

Hannans Reward Limited (“Hannans”)	2,647,059	135,824	(123,026)	12,798

	August 31, 2013
	Number of Shares	Cost $	Accumulated Compre- hensive Loss $	Carrying Value $

Hannans	2,647,059	135,824	(111,019)	24,805

The Company had received common shares of Hannans, a public company listed on the Australian Stock Exchange, from the option of certain of its iron ore properties, as described in Note 7(b)(i).  As at November 30, 2013 the quoted market value of the Hannans shares was $12,798.

6.           Property, Plant and Equipment

Cost:	Computers $	Office Furniture and Equipment $	Field Equipment $	Vehicles $	Total $
Balance at August 31, 2012	18,032	19,767	98,081	166,689	302,569
Disposal	-	-	-	(32,214)	(32,214)
Balance at August 31, 2013 and November 30, 2013	18,032	19,767	98,081	134,475	270,355
Accumulated Depreciation:

Balance at August 31, 2012	(5,035)	(3,201)	(13,822)	(25,173)	(47,231)
Depreciation	(3,507)	(3,842)	(20,265)	(28,615)	(56,229)
Disposal	-	-	-	8,590	8,590
Balance at August 31, 2013	(8,542)	(7,043)	(34,087)	(45,198)	(94,870)

Depreciation	(874)	(958)	(5,055)	(6,604)	(13,491)
Balance at November 30, 2013	(9,416)	(8,001)	(39,142)	(51,802)	(108,361)
Carrying Value:

Balance at August 31, 2013	9,490	12,724	63,994	89,277	175,485
Balance at November 30, 2013	8,616	11,766	58,939	82,673	161,944

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2013
(Unaudited - Expressed in Canadian Dollars)

7.	Exploration and Evaluation Assets

	November 30, 2013
	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	23,045	7,501,004	7,524,049
Olserum	124,846	500,312	625,158
Other	47,669	10,680	58,349
Other Properties	98,906	4,819	103,725
	294,466	8,016,815	8,311,281

	August 31, 2013
	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	23,045	7,179,904	7,202,949
Olserum	124,846	488,336	613,182
Other	49,088	15,860	64,948
Other Properties	2,406	454	2,860
	199,385	7,684,554	7,883,939

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2013
(Unaudited - Expressed in Canadian Dollars)

7.           Exploration and Evaluation Assets (continued)

	Rare Earth Element Properties				Other
	Norra Kärr $	Otanmaki $	Olserum $	Other $	Properties $	Total $
Balance at August 31, 2012	5,312,704	340,766	316,137	186,698	2,860	6,159,165
Exploration costs
Consulting	400,543	-	186,511	-	-	587,054
Core cutting	13,837	-	-	-	-	13,837
Database	3,707	-	3,698	-	-	7,405
Drilling	74,950	-	-	-	-	74,950
Exploration site	21,779	-	119	-	-	21,898
Fuel	1,253	-	668	-	-	1,921
Geochemical	385,093	-	35,306	-	-	420,399
Geological	92,398	-	31,511	-	-	123,909
Maps	-	-	-	1,920	-	1,920
Metallurgical consulting	21,152	-	-	-	-	21,152
Metallurgical testing	692,637	-	-	-	-	692,637
Preliminary economic assessment	27,559	-	-	-	-	27,559
Pre-feasibility study	117,594	-	-	-	-	117,594
Salaries	13,486	-	-	-	-	13,486
Sample preparation	-	-	17,791	-	-	17,791
Travel	24,257	-	83	-	-	24,340
	1,890,245	-	275,687	1,920	-	2,167,852
Acquisition costs
Mining rights	-	-	21,358	33,678	-	55,036

Impairment	-	(340,766)	-	(157,348)	-	(498,114)

Balance at August 31, 2013	7,202,949	-	613,182	64,948	2,860	7,883,939
Exploration costs
Consulting	104,638	-	10,813	-	4,183	119,634
Exploration site	4,613	-	1,163	-	182	5,958
Geochemical	10,741	-		-	-	10,741
Geological	14,561	-		-	-	14,561
Metallurgical testing	169,804	-	-	-	-	169,804
Pre-feasibility study	15,820	-	-	-	-	15,820
Travel	923	-		-	-	923
	321,100	-	11,976	-	4,365	337,441
Acquisition costs
Issuance of common shares	-	-	-	-	51,500	51,500
Acquisition	-	-	-	-	45,000	45,000
	-	-	-	-	96,500	96,500
Impairment	-	-	-	(6,599)	-	(6,599)

Balance at November 30, 2013	7,524,049	-	625,158	58,349	103,725	8,311,281

(a)	Rare Earth Element Properties

Norra Kärr

The Norra Kärr property consists of four staked exploration claims and a mining lease located in southern Sweden.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2013
(Unaudited - Expressed in Canadian Dollars)

7.           Exploration and Evaluation Assets (continued)

Olserum

During fiscal 2012 the Company acquired a 100 % interest in the Olserum property, comprising one claim, in southern Sweden.  The Olserum property was purchased from Norrsken Energy Limited, a private company registered in the United Kingdom, for a total consideration of 37,746 common shares of the Company issued at an estimated fair value of $95,120.  The Company subsequently staked a further five claims surrounding the Olserum property.

Other

During the three months ended November 30, 2013 the Company relinquished certain exploration claims in Sweden and recorded an impairment charge of $6,599 to exploration and evaluation assets.

As at November 30, 2013 the Company has been granted or made reservations on other rare earth element properties, as follows:

(i)	15 exploration claims and one mining lease in Sweden; and
(ii)	7 exploration claims in Finland.

(b)	Other Properties

(i)	Iron Ore Properties

On May 16, 2010 the Company entered into an option agreement with Hannans whereby Hannans has agreed to acquire up to a 90% interest in the Sautusvaara, Vieto, Harrejaure and Lauukujarvi exploration claims (the “Iron Ore Claims”) in Sweden.  Hannans has earned a 75% interest in the Iron Ore Claims and may earn a further 15% interest by funding a feasibility study on at least one Iron Ore Claim prior to June 30, 2018, including spending a minimum of AUS $100,000 per annum.

(ii)	Tungsten Properties

On October 7, 2013 the Company entered into a letter agreement with Tumi Resources Ltd. (“Tumi”) and acquired a 100% interest in seven exploration licenses (the “Tungsten Projects”) located in south-central Sweden by paying $45,000 cash and issuing 50,000 common shares of the Company at a fair value of $51,500.  A further 50,000 common shares are issuable upon commencement of production from any of the Tungsten Projects.  Tumi has two common directors.

8.	Share Capital

(a)	Authorized Share Capital

At November 30, 2013 the Company’s authorized share capital consisted of an unlimited number of common shares without par value.  All issued common shares are fully paid.

(b)	Reconciliation of Changes in Share Capital

(i)	No equity financings were conducted by the Company during the three months ended November 30, 2013. See also Note 7(b)(ii).

(ii)	No equity financings were conducted by the Company during fiscal 2013.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2013
(Unaudited - Expressed in Canadian Dollars)

8.	Share Capital (continued)

(c)	Warrants

A summary of the number of common shares reserved pursuant to the Company’s warrants outstanding at November 30, 2013 and 2012 and the changes for the three months ended on those dates is as follows:

	2013		2012
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Balance, beginning of period	2,090,667	1.85	2,177,607	1.85
Expired	2,090,667	1.85	(86,940)	1.85
Balance, end of period	-	-	2,090,667	1.85

(d)           Share Option Plan

The Company has established a rolling share option plan (the “Plan”), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company.  The minimum exercise price of the options is set at the Company’s closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSXV.  Options granted may be subject to vesting provisions as determined by the Board of Directors and have a maximum term of ten years.

During the three months ended November 30, 2013 the Company granted 220,000 (2012 - 75,000) share options and recorded compensation expense of $115,200 (2012 - $87,750).  In addition, the Company recorded $nil (2012 - $15,414) compensation expense on share options previously granted which had vested during the period.

The fair value of share options granted and/or vested during the three months ended November 30, 2013 and 2012 is estimated using the Black-Scholes option pricing model using the following assumptions:
	2013	2012
Risk-free interest rate	1.46%	1.09% - 1.26%
Estimated volatility	94% - 96%	100% - 130%
Expected life	3 years	2.5 years - 3 years
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

The weighted average fair value of all share options granted and/or vested during the three months ended November 30, 2013 was $0.52 (2012 - $1.03) per option.

During the three months ended November 30, 2012 the Company re-priced 1,706,500 share options previously granted, from original exercise prices ranging from $2.13 to $4.22 per share, to a revised exercise price of $1.40 per share.  The fair value of the re-priced share options have been estimated using the Black-Scholes option pricing model.  The assumptions used were:  risk-free interest rate of 1.09% - 1.22%;  estimated volatility of 91% - 103%;  expected life of 1.25 years to 2.46 years;  expected dividend yield of 0%;  and estimated forfeiture rate of 0%.  The value assigned to the re-pricing of the share options was $491,230.

Option-pricing models require the use of estimates and assumptions including the expected volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company’s share options.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2013
(Unaudited - Expressed in Canadian Dollars)

8.	Share Capital (continued)

A summary of the Company’s share options at November 30, 2013 and 2012 and the changes for the three months ended on those dates is presented below:

	2013		2012
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Balance, beginning of period	3,781,500	2.01	5,181,500	2.09
Granted	220,000	0.73	75,000	1.41
Exercised	-	-	(1,175,000)	0.25
Expired	-	-	(200,000)	2.11
Balance, end of period	4,001,500	1.94	3,881,500	2.04

The following table summarizes information about the share options outstanding and exercisable at November 30, 2013:

Number Outstanding	Exercise Price $	Expiry Date
96,500	1.40	December 24, 2013
665,000	1.40	January 6, 2014
250,000	3.45	January 6, 2014
100,000	1.40	July 15, 2014
100,000	4.22	July 15, 2014
200,000	1.40	August 9, 2014
50,000	3.20	August 9, 2014
60,000	1.40	August 22, 2014
100,000	3.37	September 13, 2014
285,000	1.40	December 6, 2014
250,000	1.40	January 9, 2015
445,000	2.13	January 9, 2015
700,000	2.70	January 9, 2015
50,000	1.40	February 27, 2015
200,000	1.87	May 3, 2015
50,000	1.40	September 13, 2015
25,000	1.44	October 31, 2015
30,000	1.07	February 11, 2016
125,000	0.66	April 12, 2016
60,000	0.65	September 2, 2016
160,000	0.76	September 23, 2016
4,001,500

See also Note 13.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2013
(Unaudited - Expressed in Canadian Dollars)

9.	Related Party Disclosures

A number of key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.  Certain of these entities transacted with the Company during the reporting period.

(a)	Transactions with Key Management Personnel

During the three months ended November 30, 2013 and 2012 the following amounts were incurred with respect to the Company’s executive officers, comprising the President, Vice-President of Corporate Development (“VPCD”) and Chief Financial Officer (“CFO”):

	2013 $	2012 $
Management fees	40,500	40,500
Professional fees	31,500	43,500
	72,000	84,000

As at November 30, 2013, $19,500 (2012 - $2,500) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

The Company has a management agreement with the President which provides that, in the event the President’s services are terminated without cause or upon a change of control of the Company, a termination payment of two years of compensation, at $13,500 per month, is payable.  If the termination had incurred on November 30, 2013 the amount payable under the agreement would be $324,000.

(b)          Transactions with Other Related Parties

(i)	During the three months ended November 30, 2013 and 2012 the following amounts were incurred with respect to the Company’s non-management directors of the Company:

	2013 $	2012 $
Professional fees	31,500	31,500

As at November 30, 2013, $42,500 (2012 - $10,500) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

(ii)
In addition, during the three months ended November 30, 2013 the Company incurred a total of $14,900 (2012 - $14,500) to Chase Management Ltd. (“Chase”), a private corporation owned by the CFO of the Company, for accounting and administration services provided by Chase personnel, excluding the CFO, and $1,005 (2012 - $1,200) for rent.  As at November 30, 2013, $8,835 (2012 - $7,900) remained unpaid and has been included in accounts payable and accrued liabilities.

(c)
During the three months ended November 30, 2013 the Company incurred $6,190 (2012 - $4,850) for shared administration costs with public companies with common directors and officers.  As at November 30, 2013, $4,120 (2012 - $2,000) of the amount remained unpaid and has been included in accounts payable and accrued liabilities.

(d)
During the three months ended November 30, 2013 the Company recorded a recovery of $23,894 (2012 - $24,955) for shared office personnel and costs from public companies with common directors and officers.  As at November 30, 2013, $20,004 (2012 - $10,361) of the amount remained outstanding and has been included in amounts receivable.

(e)	See also Note 7(b)(ii).

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2013
(Unaudited - Expressed in Canadian Dollars)

10.           Segmented Information

The Company is involved in the exploration and development of resource properties in certain Scandinavian countries, with corporate operations in Canada.  The Company is in the exploration stage and accordingly, has no reportable segment revenues or operating results.

The Company’s total assets are segmented geographically as follows:

	November 30, 2013
	Canada $	Scandinavia $	Total $
Current assets	4,405,080	207,657	4,612,737
Investment	12,798	-	12,798
Property, plant and equipment	-	161,994	161,994
Exploration and evaluation assets	-	8,311,281	8,311,281
Bond deposit	-	31,708	31,708
	4,417,878	8,712,640	13,130,518

	August 31, 2013
	Canada $	Scandinavia $	Total $
Current assets	5,518,107	222,371	5,740,478
Investment	24,805	-	24,805
Property, plant and equipment	-	175,485	175,485
Exploration and evaluation assets	-	7,883,939	7,883,939
Bond deposit	-	31,646	31,646
	5,542,912	8,313,441	13,856,353

11.	Financial Instruments and Risk Management

Categories of Financial Assets and Financial Liabilities

Financial assets are classified into one of the following four categories:  FVTPL; held-to-maturity investments; loans and receivables; and available-for-sale.  Financial liabilities are classified as FVTPL or other temporary liabilities.  The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	November 30, 2013 $	August 31, 2013 $
Cash	FVTPL	4,412,395	5,601,492
Investment	Available-for-sale	12,798	24,805
Amounts receivable	Loans and receivables	25,214	13,444
Accounts payable and accrued liabilities	Other liabilities	(520,871)	(645,492)

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 -
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2013
(Unaudited - Expressed in Canadian Dollars)

11.	Financial Instruments and Risk Management (continued)

Level 2 -
Pricing inputs are other than quoted prices in active markets included in Level 1.  Prices in Level 2 are either directly or indirectly observable as of the reporting date.  Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 -	Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for amounts receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.  The Company’s cash and investment under the fair value hierarchy are measured using Level 1 inputs.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  The Company’s credit risk is primarily attributable to cash and amounts receivable.  Management believes that the credit risk concentration with respect to financial instruments included in cash and amounts receivable is remote.

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due.  The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations.  All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next fiscal period.  The following table is based on the contractual maturity dates of financial assets and the earliest date on which the Company can be required to settle financial liabilities.

	Contractual Maturity Analysis at November 30, 2013
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $
Cash	4,412,395	-	-	-	4,412,395
Investment	-	-	12,798	-	12,798
Amounts receivable	25,214	-	-	-	25,214
Accounts payable and accrued liabilities	(520,871)	-	-	-	(520,871)

	Contractual Maturity Analysis at August 31, 2013
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $
Cash	5,601,492	-	-	-	5,601,492
Investment	-	-	24,805	-	24,805
Amounts receivable	13,444	-	-	-	13,444
Accounts payable and accrued liabilities	(645,492)	-	-	-	(645,492)

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.  These fluctuations may be significant.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2013
(Unaudited - Expressed in Canadian Dollars)

11.           Financial Instruments and Risk Management (continued)

(a)	Interest Rate Risk

The Company is exposed to interest rate risk to the extent that the cash bears floating rates of interest.  The interest rate risk on cash and on the Company’s obligations are not considered significant.

(b)	Foreign Currency Risk

The Company’s functional currency is the Canadian dollar and major transactions are transacted in Canadian Dollars and Swedish Kronors (“SEK”).  The Company maintains SEK bank accounts in Sweden to support the cash needs of its foreign operation.  Management believes the foreign exchange risk related to currency conversions are minimal and therefore does not hedge its foreign exchange risk.  At November 30, 2013, 1 Canadian Dollar was equal to 6.19 SEK.

Balances are as follows:
	Swedish Kronors	CDN $ Equivalent
Cash	720,676	116,426
Amounts receivable	423,947	68,489
Accounts payable and accrued liabilities	(1,714,677)	(277,008)
	(570,054)	(92,093)

Based on the net exposures as of November 30, 2013 and assuming that all other variables remain constant, a 10% fluctuation on the Canadian Dollar against the SEK would result in the Company’s net loss to be approximately $8,000 higher (or lower).

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.  The Company defines capital that it manages as share capital, cash and cash equivalents and short-term investments.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

12.           Supplemental Cash Flow Information

During the three months ended November 30, 2013 and 2012 non-cash activities were conducted by the Company as follows:
	2013 $	2012 $
Operating activity
Increase in accounts payable and accrued liabilities	147,023	123,747
Financing activity
Issuance of common shares	51,500	-
Investing activity
Additions to exploration and evaluation assets	(198,523)	(123,747)

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2013
(Unaudited - Expressed in Canadian Dollars)

13.           Event after the Reporting Period

Subsequent to November 30, 2013 share options to acquire 1,011,500 common shares with exercise prices ranging from $1.40 to $3.45 per share expired without exercise.